

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 21, 2017

John R. Buran
Chief Executive Officer
Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556

> **Re**:   **Flushing Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed March 29, 2017, as amended on March 31, 2017**
> **File No. 333-217000**

Dear Mr. Buran:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. We note the statement in footnote 1 that registered securities may be sold as units with other securities registered on this registration statement. We also note the disclosure at the top of page 15 that you may also issue units of warrants "together with one or more additional warrants, debt securities… or any combination of those securities in the form of units, as described in the appropriate prospectus supplement." Please revise to register the issuance of the units as separate securities or explain to us why you are not registering them. If you do intend to register them, please revise the registration statement and opinion accordingly.

Description of Debt Securities, page 10

2. Please include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

3. We note the statement in the first paragraph that the debt securities will be issued pursuant to two indentures in the forms filed as exhibits to the registration statement. We also note that the Exhibit Index lists Exhibit 4.1, a Subordinated Indenture dated 12/12/16, and Exhibit 4.4, a Form of Indenture for Subordinated Notes. Please revise to clarify under which indenture the subordinated debt will be issued.

Selling Security holders, page 15

4. Your disclosure indicates that selling security holders may offer securities pursuant to the prospectus. It is not clear, however, whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding. For example, we note the statement in footnote 1 to the fee table that "selling security holders may purchase the securities directly from the registrant, or from one or more underwriters, dealers or agents." Please provide us with an analysis of your eligibility to omit the identities of the selling security holders in this prospectus in reliance on Rule 430B and revise the prospectus to describe more specifically the initial offering transaction or transactions in which the securities were sold to the selling security holders. Please refer to Rule 430B(b)(2). In addition, as necessary, please revise the fee table and prospectus to provide the number of shares that you intend to register for resale by the selling security holders.

Part II

Item 16. Exhibits

5. We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not do so through the filing of the Form T-1 in a post-effective amendment or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type ``305B2.´´ For guidance, please refer to Section 220.01 of the Trust Indenture Act Compliance and Disclosure Interpretations.

Exhibit 5.1

6. We note that the legality opinion is limited to Delaware law yet the indenture is governed by New York law. Please either revise the legality opinion to state that it also covers the laws of the State of New York or provide a separate opinion from New York counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

7. Please have counsel revise its legal opinion to opine on the common stock issuable by selling shareholders. Please refer to Section II.B of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Gary J. Simon, Esq.